140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
November 22, 2010	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
VIA EDGAR AND HAND DELIVERY	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
United States Securities and Exchange Commission	Los Angeles	Singapore
Division of Corporation Finance	Madrid	Tokyo
100 F Street, N.E.	Milan	Washington, D.C.
Washington, D.C. 20549-6010
Attn: Sonia Bednarowski	047685-0001

Re:	Spirit Airlines, Inc.

Registration Statement on Form S-1

File No. 333-169474

Dear Ms. Bednarowski:

On behalf of Spirit Airlines, Inc. (the “Company”), enclosed please find a copy of the revised artwork intended to be included on the inside front and inside back cover of the preliminary prospectus to be included in the next pre-effective amendment to the registration statement and distributed to potential investors in the offering. This revised artwork is intended to respond to the comments of the Staff as expressed in the telephone call you placed to me on Friday, November 19, 2010. In further response to your comments, I can confirm to you on behalf of the Company that all of the new routes identified on the route map have been publicly announced and are included in the Company’s published flight schedule. The new routes will also be identified in the next pre-effective amendment to the registration statement.

Please do not hesitate to contact me at (650) 463-2643 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

Enclosures

cc:	B. Ben Baldanza, Spirit Airlines, Inc.

Thomas C. Canfield, Spirit Airlines, Inc.

Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP

spirit

NIAGARA FALLS / TORONTO
PLATTSBURGH / MONTREAL
BOSTON
DETROIT
NEW YORK/LAGUARDIA
CHICAGO/O'HARE
LATROBE / PITTSBURGH
ATLANTIC CITY
LAS VEGAS
CHARLESTON
WASHINGTON, D.C./REAGAN NATIONAL
LOS ANGELES
DALLAS/ FT. WORTH
ATLANTA
MYRTLE BEACH
ORLANDO
TAMPA
WEST PALM BEACH
FT. MYERS
FT. LAUDERDALE
NASSAU BAHAMAS
SAN SALVADOR BAHAMAS operates for Club Med
SAN JUAN PUERTO RICO
AGUADILLA PUERTO RICO
SANTIAGO DOMINICAN REPUBLIC
ST. MAARTEN
ST. THOMAS USVI
CANCUN MEXICO
PUNTA CANA DOMINICAN REPUBLIC
PORT AU PRINCE HAITI
SANTO DOMINGO DOMINICAN REPUBLIC
MONTEGO BAY JAMAICA
KINGSTON JAMAICA
ARUBA
GUATEMALA CITY GUATEMALA
BARRANQUILLA COLOMBIA
SAN PEDRO SULA HONDURAS
PANAMA CITY PANAMA
CARTAGENA COLOMBIA
MANAGUA NICARAGUA
SAN JOSE COSTA RICA
MEDELLÍN COLOMBIA
BOGOTÁ COLOMBIA
ARMENIA COLOMBIA
spirit airlines
SEASONAL SERVICE / SERVICIO DE TEMPORADA
Service starts 01/14/2011 / Servicio comienza 14/01/2011
Service starts 01/27/2011 / Servicio comienza 27/01/2011
Service starts 02/12/2011 / Servicio comienza 12/02/2011
Service starts 03/03/2011 / Servicio comienza 03/03/2011
Service starts 05/05/2011 / Servicio comienza 05/05/2011
LIMA PERU

spirit

low fares to/from Fort Lauderdale	low fares to/from Atlantic City
from only **$9*** each way, based on roundtrip purchase.	from only **$19*** each way, based on roundtrip purchase.

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